

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

<u>Via E-Mail</u>
Jeffrey C. Keil
President and Interim Chief Executive Officer
The St. Joe Company
133 South WaterSound Parkway
WaterSound, FL 32413

      Re: The St. Joe Company
              Form 10-K
              Filed February 27, 2015
              Form 10-Q
              Filed May 8, 2015
              File No. 001-10466

Dear Mr. Keil:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1. Business, page 3

Forestry, page 7

1. In future Exchange Act reports please expand this discussion to disclose the estimated volume of marketable timber on your 120,000 acres designated for forestry operations, breaking out the estimated amount of pulpwood and sawlogs. Please also disclose your anticipated future harvest, if known.

Item 2. Properties, page 24

2. Please tell us what consideration you gave to including more specific disclosure

regarding the number and nature of the condominiums you own and use in your vacation rental business.

3. Please tell us what consideration you gave to including lease expiration disclosure for the properties included in your leasing operations business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

4. In future Exchange Act reports please consider providing additional disclosure regarding material real estate developments. For example, consider including additional disclosure regarding the scope of development (number of units or square feet), costs incurred to date and budgeted costs, and the anticipated completion date.

Results of Operations, page 39

5. Please refer to your response to comment 5 in your letter dated August 17, 2012. We note your disclosure on page 53 regarding sales data with respect to your forestry segment. We are unable to locate disclosure of the relative amounts of timber sold, broken out based on the percentage of pulpwood and sawlogs. Please advise.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Note 4. Investments, page 13

6. We note your reference on page 14 to the fact that at March 31, 2015 and December 31, 2014 there were no unrealized losses on U.S. Treasury securities or preferred stock. This disclosure appears to contradict the disclosures in Note 6 on page F-22 of your audited financial statements for the fiscal period ended December 31, 2014 that certain U.S. Treasury securities and preferred stock had unrealized losses as of that date. Please explain the apparent inconsistency to us and revise future filing, as appropriate, to reconcile your disclosures.

7. We note the disclosure that corporate debt securities with losses greater than 12 months at December 31, 2014 totaled $14.2M with unrealized losses of $.2M; however we are unable to find disclosure of these amounts in your audited financial statements for the fiscal year ended December 31, 2014. We also note your reference to the total of these investments at December 31, 2014 that were in loss positions for less than twelve months ($85.8M), while we are unable to find these amounts disclosed in your audited financial statements. Please explain to us why the unrealized losses and the amount of securities with losses greater than twelve months do not appear to have been disclosed in your audited financial and revise future filings, as appropriate, to provide clarification of these amounts. Please consider the usefulness to an investor of the disclosure guidance for investments set forth in ASC 320-10-55-22 for a tabular presentation of these losses.

Note 7. Financial Instruments and Fair Value Measurements, page 18

8. We note that, as disclosed in Note 4, your corporate debt securities and preferred stock are non-investment grade and that fair value measurement relies in part on pricing from recently executed transactions for similar securities in inactive markets. Considering that these securities are non-investment grade that trade in inactive markets, it appears they may meet the criteria for level 3 under the fair value hierarchy. Please tell us and revise future filings to clarify why you believe these securities are appropriately presented under level 2 of that hierarchy. In your response, specifically discuss the frequency of trading in the inactive markets, how you determined that those trades reliably represent fair value for your securities and how you extrapolated the characteristics of similar securities to your securities in determining that level 2 under the hierarchy is appropriate for them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus at (202)551-3215 or Tom Kluck at (202)551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief